

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2009

<u>**Via U.S. Mail and Fax (44) 1534 735 444**</u>

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey, JE1 1BJ
Channel Islands

   Re: Randgold Resources Limited
     Form 20-F for the Fiscal Year Ended December 31, 2008
     Filed May 15, 2009
     File No. 000-49888

Dear Mr. Bristow:

   We have reviewed your response letter dated August 28, 2009 along with the filings referenced above, and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 21. Fair Value of Financial Instruments, page F-37

1.   We note your response to our prior comment 1 with regard to your accounting and reporting of your loss on matured hedges and non-cash profit on roll-forward hedges. In future filings please consider revising the financial statement caption "non-cash loss on roll forward hedges" to a caption that more clearly describes the derivative activity. In addition, please revise your disclosure in future filings to further clarify how you roll forward your cash flow hedges and your accounting for the roll forward which creates the non-cash profit/loss on roll-forward hedges. Please consider including disclosure similar to the information contained in your response regarding your "accounting for cash flow hedges that were rolled forward" in future filings.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

                                                        Sincerely,

                                                        /s/ Chris White

                                                        Chris White
                                                        Branch Chief